1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Board of Directors Proposes NT$3.0 Cash Dividend Per Share
     Hsinchu, Taiwan, R.O.C., February 9, 2010 — TSMC’s (NYSE: TSM) Board of Directors today adopted a proposal recommending distribution of a NT$3.0 cash dividend per common share. The proposal will be discussed and decided at the Company’s annual shareholders’ meeting scheduled for June 15, 2010.
     TSMC’s Vice President and Chief Financial Officer, Ms. Lora Ho, said that at its meeting today the Board of Directors:
1.	Approved the 2009 Business Report and Financial Statements. Consolidated revenue for 2009 totaled NT$295.74 billion and net income was NT$89.22 billion, with earnings per share of NT$3.44

2.	Approved a proposal for distribution of a cash dividend of NT$3.0 per common share. The Board of Directors also approved distribution of employees’ cash bonus and profit sharing totaling NT$13.38 billion, including a NT$6.69 billion cash bonus to be distributed in February 2010 and a NT$6.69 billion cash profit sharing to be distributed after the 2010 annual shareholders’ meeting.

3.	Approved an issuance of 2,044,283 new TSMC common shares as a result of employees exercising their stock options and set February 18, 2010, as the record date for the capital increase.

4.	Approved 2010 R&D and sustaining capital appropriations of NT$16.84 billion for the purpose of research and development, fab operations, industrial safety and environmental protection, and administration.

5.	Approved capital appropriations totaling NT$71.58 billion for expansion of advanced technology manufacturing processes in Fab 12 and Fab 14.

6.	Approved amendments to TSMC’s Articles of Incorporation expanding the company’s business scope to encompass solid-state lighting and solar power.

7.	Approved scheduling of the 2010 annual Shareholders’ Meeting for 9:00 a.m. on June 15, 2010 at TSMC’s Fab 12 (8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan).
# # #

TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director PR Department Tel: 886-3-505-5028 Mobile: 886-928-882-607 E-Mail: jhtzeng@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 ext.7126216 Mobile: 886-926-026-632 E-Mail: pdkramer@tsmc.com	Dana Tsai Senior Administrator, PR Department Tel: 886-3-505-5036 Mobile: 886-920-483591 E-Mail: dana_tsai@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: February 9, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer